Exhibit 99.2

IRONSOURCE LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I, the undersigned, shareholder of ironSource Ltd. (the “Company”), hereby nominate, constitute and appoint Mr. Tomer Bar-Zeev, and Mr. Assaf Ben Ami, and each of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the Class A ordinary shares (the “Class A Shares”) and Class B ordinary shares (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”), which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the headquarters of the Company, located at 121 Menachem Begin Street, Tel Aviv-Yafo 6701203, Israel, on the 12th floor (the telephone number at that address is +972-74 799 0001) at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement, dated July 27, 2022, relating to the Meeting (the “Proxy Statement”). Subject to applicable law and the rules of NYSE, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a “FOR” vote.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

Shareholders entitled to notice of and to vote at the Meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on Monday, July 25, 2022, the record date fixed by the board of directors of the Company for such purpose.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE 🗷.

Proposal 1a: To approve the re-election of Eyal Milrad, as Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until his respective successor is duly elected and qualified;

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 1b: To approve the re-election of Marni Walden, as Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until her respective successor is duly elected and qualified;

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 1c: To approve the re-election of Yehoshua Nir (Shuki), as Class I director, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until his respective successor is duly elected and qualified;

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2: To approve and ratify the re-appointment of
Kesselman & Kesselman, registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

To change the address on your account, please check the box on the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

The undersigned acknowledges receipt of the Notice and Proxy Statement.

Date: __________, ____
Signature of Shareholder

Date: __________, ____
Signature of Shareholder

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.